Michael Page
INTERNATIONAL

Corporate Office, 8 Bath Road, Slough, Berkshire SL1 3SA Tel: 01753 849300 Fax: 01753 849386

03007456

7 February 2003

File No. 82-5162

Mary Cassio
Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA

03 FEB 19 AM 7:21

SUPPL

Dear Ms Cassio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1. Substantial shareholders notification – Capital Group Companies
2. Substantial shareholders notification – Legal & General
3. Substantial shareholders notification – Fidelity International Limited
4. Notification of full year results.

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

Yours sincerely

Jeremy Tatham
Group Reporting Accountant

Direct Line 01753 849338
jeremytatham@michaelpage.com

PROCESSED
APR 01 2003
THOMSON FINANCIAL

3/19

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Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	12:21 10 Jan 2003
Number	0186G

RNS Number:0186G
Michael Page International PLC
10 January 2003

03 FEB 19 AM 7:21

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

THE CAPITAL GROUP OF COMPANIES INC. AND CERTAIN SUBSIDIARY UNDERTAKINGS

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

N/A

6) (N/A %) of issued Class

7) Number of shares/amount of stock disposed

4,257,753

8) (1.17%) of issued Class

9) Class of security

ORDINARY SHARES

10) Date of transaction

8/1/03

11) Date company informed

10/1/03

12) Total holding following this notification

24,771,177

13) Total percentage holding of issued class following this notification

6.81%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM 01753-849338

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ....10/1/2003................

Letter to: Michael Page International plc - dated 9 January 2003

Re: Section 198 Notification

Enclosed is a Section 198 Notification dated 8 January 2003.

Please note that one or more of the affiliates of The Capital Group Companies, Inc. have made notifications to your company pursuant to Section 198 previously. For a description of our organization, please visit our Web site at www.capgroup.com.

For the purposes of this Notification an outstanding share balance of 363,662,799 shares was used to calculate the percentages of holdings of the relevant share capital which determine the notifiable interest. We believe this outstanding share balance is current, however, if this number is not accurate, please contact us as soon as possible so we may make the necessary revisions to this Notification.

Letter From: Capital Group Companies, Inc.

198/90/1

SECTION 198 NOTIFICATION
Notification of Decrease

Date: 8 January 2003

This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital International, Inc., Capital Research and Management Company, Capital Guardian Trust Company, Capital International S.A., and Capital International Limited, pursuant to Section 198 of the Companies Act 1985.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.

Share capital to which this relates:

Ordinary Shares (363,662,799 shares outstanding)

Number of shares in which the Companies have an interest:

29,771,177

Name(s) of registered holder(s):

See Schedule B

Letter from Capital Group Companies, Inc.

As of 8 January 2003

Michael Page International plc

	Number of Shares	Percent of Outstanding
The Capital Group Companies, Inc. ("CG") holdings	24,771,177	6.81%
Holdings by CG Management Companies and Funds:		
* Capital Guardian Trust Company	8,467,786.00	2.33%
* Capital International Limited	5,494,041.00	1.51%
* Capital International S.A.	4,230,453.00	1.16%
* Capital International, Inc.	297,200.00	0.08%
* Capital Research and Management Company	6,281,697.00	1.73%

Schedule A

Schedule of holdings in Michael Page International plc
As of 8 January 2003

Capital Guardian Trust Company

Registered Name		Local Shares
Bank of New York Nominees		60,300
Chase Nominees Limited		6,484,500
Midland Bank plc		436,500
Citibank London		124,300
Nortrust Nominees		1,314,000
Mellon Nominees (UK) Limited		48,186
	TOTAL	8,467,786

Schedule B

Capital International Limited

Registered Name		Local Shares
Chase Nominees Limited		1,376,422
Nortrust Nominees		1,065,359
HSBC Bank plc		101,900
Deutsche Bank AG		191,900
KAS UK		60,500
Citibank NA		17,700
Lloyds Bank		32,400
Mellon Bank N.A.		167,500
Morgan Guaranty		167,900
Citibank London		14,900
Barclays Bank		256,000
Midland Bank plc		274,800
Bank of New York Nominees		1,470,560
State Street Nominees Limited		81,900
Clydesdale Bank plc		4,600
Bankers Trust		209,700
	TOTAL	5,494,041

Schedule B

Capital International S.A.

Registered Name	Local Shares
Morgan Stanley	12,600
Deutsche Bank AG	348,381
Lloyds Bank	40,500
National Westminster Bank	120,700
State Street Bank & Trust Co.	86,700
J.P. Morgan	203,900
Bank of New York Nominees	66,900
Royal Bank of Scotland	2,039,100
Nortrust Nominees	11,100
Barclays Bank	20,500

Midland Bank plc	91,700
Credit Suisse London Branch	86,900
Chase Nominees Limited	1,053,672
MSS Nominees Limited	47,800
TOTAL	4,230,453

Schedule B

Capital International, Inc.

Registered Name	Local Shares
Nortrust Nominees	192,700
HSBC Bank plc	104,500
TOTAL	297,200

Schedule B

Capital Research and Management Company

Registered Name	Local Shares
State Street Nominees Limited	3,610,000
Chase Nominees Limited	2,671,697
TOTAL	6,281,697

Schedule B

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	14:15 29 Jan 2003
Number	7720G

RNS Number:7720G
Michael Page International PLC
29 January 2003

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

LEGAL & GENERAL GROUP PLC AND CERTAIN SUBSIDIARY UNDERTAKINGS

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

UNKNOWN

6) (N/A %) of issued Class

UNKNOWN

7) Number of shares/amount of stock disposed

UNKNOWN

8) (N/A %) of issued Class

UNKNOWN

9) Class of security

ORDINARY SHARES

10) Date of transaction

27/1/03

11) Date company informed

29/1/03

12) Total holding following this notification

11,175,006

13) Total percentage holding of issued class following this notification

3.07%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TALHAM - 01753 849338

16) Name and signature of authorised company official responsible for making this notification

Date of Notification 29/1/2003...............

Letter to: Michael Page International

Disclosure of Interest in shares

In accordance with our responsibilities under the Companies Act 1985, we wish to notify you of Legal & General Group Plc's current holding in your shares. These holdings are not subject to a concert party and will be registered as follows:

Material Interest

HSBC Global Custody Nominee (UK) Ltd A/c 775245	1,720,000	
HSBC Global Custody Nominee (UK) Ltd A/c 357206	8,575,006	
HSBC Global Custody Nominee (UK) Ltd A/c 866203	501,800	
HSBC Global Custody Nominees (UK) Ltd A/c 916681	19,100	
HSBC Global Custody Nominee (UK) Ltd A/c 360509	359,100	
	11,175.006	3.07%

Please note that this percentage is based on our understanding that your issued share capital is 363,662,799, which is the figure quoted by Exshare.

Letter from: Legal & General Investment Management Limited

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	16:33 4 Feb 2003
Number	0400H

RNS Number:0400H
Michael Page International PLC
4 February 2003

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

FIDELITY INTERNATIONAL LTD

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL INTEREST

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

6,252,639

6) (1.72%) of issued Class

7) Number of shares/amount of stock disposed

N/A

8) (N/A %) of issued Class

9) Class of security

ORDINARY SHARES

10) Date of transaction

30/1/03

11) Date company informed

4/2/03

12) Total holding following this notification

18,220,213

13) Total percentage holding of issued class following this notification

5.01%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM
01753-849338

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ......4/2/2003......

NOTIFICATIONS UNDER SECTIONS 198 TO 202 -- UK COMPANIES ACT

1. Company in which shares are held: Michael Page International Plc

2. Notifiable Interest: Ordinary Shares

Fidelity International Limited (FIL)
P.O. BOX HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings).

3. The notifiable interests also comprise the notifiable interest of:

Mr Edward C Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K. notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity. Nothing herein should be taken to indicate that Fidelity International Limited and its direct and indirect subsidiaries or Mr Edward C Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208(4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

SCHEDULE A

SECURITY: Michael Page International Plc

	SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
(Ordinary Shares)			
	6,616,151	FISL	Clydesdale Bank (Head Office) Nominees Limited
	22,688	FPM	HSBC
	113,467	FPM	Chase Nominees Ltd
	26,812	FPM	Northern Trust
	595,052	FIL	Chase Nominees Ltd
	8,275,086	FIL	HSBC Client Holdings Nominee (UK) Limited
	363,038	FIL	Chase Manhattan Bank London
	654,031	FIL	Bank of New York London
	48,618	FIL	Bank of New York Brussels
	75,451	FIL	Northern Trust
	21,195	FIL	State Street Bank & Trust
	1,353,637	FIL	JP Morgan
	54,987	FIL	Nortrust Nominees Ltd

TOTAL ORDINARY SHARES: 18,220,213

CURRENT OWNERSHIP PERCENTAGE: 5.01%

SHARES IN ISSUE: 363,912,800

CHANGE IN HOLDINGS SINCE LAST FILING: *6,252,639 ORDINARY SHARES

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Company	Michael Page International PLC
TIDM	MPI
Headline	Notice of Results
Released	07:00 7 Feb 2003
Number	1676H

7 February 2003

RELEASE OF FULL YEAR RESULTS

Michael Page International plc will release its Full Year Results on Wednesday 26 February 2003.

- Ends -

Enquiries:

Financial Dynamics **Tel: 020 7269 7291**
Richard Mountain

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